

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 07, 2019

(Date of earliest event reported)

Commission File No.: 0-25969

URBAN ONE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-1166660**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1010 Wayne Avenue
14th Floor
Silver Spring, Maryland 20910
(Address of principal executive offices)

(301) 429-3200
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.   Results of Operations and Financial Condition.

On November 14, 2019, Urban One, Inc. (the "Company") issued a revised press release as part of this Form 8-K filing setting forth the results for its quarter ended September 30, 2019. A copy of the revised press release is attached as Exhibit 99.1.

ITEM 4.02.   Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On November 7, 2019, Urban One, Inc. (the "Company") issued a press release setting forth the results for its quarter ended September 30, 2019 (the "November 7 Press Release"). The same non-cash tax provision adjustments described in our current report on Form 8-K filed November 12, 2019, and incorporated herein by reference, also impacted the financial results set forth in the statement of operations and selected balance sheet data set forth in the November 7 Press Release. Therefore, the November 7 Press Release, describing the Company's financial results for the period ended September 30, 2019 should no longer be relied upon.   The revised Press Release described in item 2.02 above and filed as an exhibit hereto contains revisions correcting the misstatements made in the November 7 Press Release and may be relied upon along with the financial statements contained in our quarterly report on Form 10-Q for the period ended September 30, 2019 filed on November 12, 2019.

ITEM 7.01.   Regulation FD Disclosure.

The information disclosed under Item 4.02 of this Report is incorporated by reference into this Item 7.01.

ITEM 9.01.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
99.1	Press release dated November 14, 2019: Urban One, Inc. Reports Revised Third Quarter Results.

Cautionary Information Regarding Forward-Looking Statements

This Form 8-K contains forward-looking statements about the Company's future performance, which are based on management's assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond the Company's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in the Company's reports on Forms 10-K, 10-Q , 10-Q/A and other filings with the SEC.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

URBAN ONE, INC.

/s/ Peter D. Thompson

November 14, 2019
    Peter D. Thompson
    Chief Financial Officer and Principal Accounting Officer

NEWS RELEASE

November 14, 2019
Washington, DC

Contact: Peter D. Thompson, EVP and CFO
(301) 429-4638

URBAN ONE, INC. REPORTS REVISED THIRD QUARTER RESULTS

Washington, DC: - Urban One, Inc. (NASDAQ: UONEK and UONE) today reported its results for the quarter ended September 30, 2019. Net revenue was approximately $111.1 million, an increase of 0.3% from the same period in 2018. Broadcast and digital operating income[1] was approximately $44.8 million, an increase of 3.2% from the same period in 2018. The Company reported operating income of approximately $32.5 million for the three months ended September 30, 2019, compared to approximately $32.1 million for the same period in 2018. Net income was approximately $5.4 million or $0.12 per share (basic) compared to net income of approximately $23.0 million or $0.51 per share (basic) for the same period in 2018. Adjusted EBITDA[2] was approximately $40.0 million for the three months ended September 30, 2019, compared to approximately $37.8 million for the same period in 2018.

Alfred C. Liggins, III, Urban One's CEO and President stated, "During the third quarter we completed the sale of WDMK to Beasley Broadcasting, as a result of which our cash position improved and net leverage was reduced. On a same station basis, our third quarter radio revenues were up 4.2%, and I was pleased that we were able to grow the Radio Broadcasting segment Adjusted EBITDA by 6.6%. Same station core radio revenues, excluding political, are currently pacing down low single digits for the fourth quarter. Cable Television advertising was robust in the quarter, up 7.8%. While digital revenues decreased by 6.4%, we were able to post significant Adjusted EBITDA growth in that segment as a result of improved cost control. Overall, we were able to grow Adjusted EBITDA by 5.8% for the quarter, and I believe we are well positioned to achieve our strategic goals for the year, with Adjusted EBITDA in the range of $138-$140 million."

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RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS	Three Months Ended September 30,		Nine Months Ended September 30,	
	2019	2018	2019	2018
	(unaudited)		(unaudited)	
	(in thousands, except share data)		(in thousands, except share data)	
NET REVENUE	$ 111,055	$ 110,730	$ 331,075	$ 325,557
OPERATING EXPENSES				
Programming and technical, excluding stock-based compensation	30,389	30,952	91,816	93,474
Selling, general and administrative, excluding stock-based compensation	35,862	36,364	113,620	111,831
Corporate selling, general and administrative, excluding stock-based compensation	7,863	1,846	25,666	20,963
Stock-based compensation	1,881	1,134	2,592	3,635
Depreciation and amortization	2,593	8,333	14,451	24,869
Impairment of long-lived assets	-	-	3,800	6,556
Total operating expenses	78,588	78,629	251,945	261,328
Operating income	32,467	32,101	79,130	64,229
INTEREST INCOME	45	33	131	194
INTEREST EXPENSE	21,589	18,987	65,743	57,423
GAIN ON RETIREMENT OF DEBT	-	(120)	-	(985)
OTHER INCOME, net	(1,299)	(1,935)	(4,669)	(5,850)
Income before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	12,222	15,202	18,187	13,835
PROVISION FOR (BENEFIT FROM) INCOME TAXES	6,535	(8,173)	8,342	(10,914)
CONSOLIDATED NET INCOME	5,687	23,375	9,845	24,749
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	328	331	999	670
CONSOLIDATED NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 5,359	$ 23,044	$ 8,846	$ 24,079
AMOUNTS ATTRIBUTABLE TO COMMON STOCKHOLDERS CONSOLIDATED NET INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 5,359	$ 23,044	$ 8,846	$ 24,079
Weighted average shares outstanding - basic[3]	44,315,077	45,128,341	44,912,673	45,946,820
Weighted average shares outstanding - diluted[4]	46,118,702	47,462,358	46,965,245	48,376,362

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		Three Months Ended September 30,			Nine Months Ended September 30,		
		2019		2018	2019		2018
PER SHARE DATA - basic and diluted:		(unaudited)		(unaudited)	(unaudited)		(unaudited)
		(in thousands, except per share data)			(in thousands, except per share data)		
Consolidated net income attributable to common stockholders (basic)	$	0.12	$	0.51	$ 0.20	$	0.52
Consolidated net income attributable to common stockholders (diluted)	$	0.12	$	0.49	$ 0.19	$	0.50
SELECTED OTHER DATA							
Broadcast and digital operating income [1]	$	44,804	$	43,414	$ 125,639	$	120,252
Broadcast and digital operating income margin (% of net revenue)		40.3%		39.2%	37.9%		36.9%
Broadcast and digital operating income reconciliation:							
Consolidated net income attributable to common stockholders	$	5,359	$	23,044	$ 8,846	$	24,079
Add back non-broadcast and digital operating income items included in consolidated net income:							
Interest income		(45)		(33)	(131)		(194)
Interest expense		21,589		18,987	65,743		57,423
Provision for (benefit from) income taxes		6,535		(8,173)	8,342		(10,914)
Corporate selling, general and administrative expenses		7,863		1,846	25,666		20,963
Stock-based compensation		1,881		1,134	2,592		3,635
Gain on retirement of debt		-		(120)	-		(985)
Other income, net		(1,299)		(1,935)	(4,669)		(5,850)
Depreciation and amortization		2,593		8,333	14,451		24,869
Noncontrolling interest in income of subsidiaries		328		331	999		670
Impairment of long-lived assets		-		-	3,800		6,556
Broadcast and digital operating income	$	44,804	$	43,414	$ 125,639	$	120,252
Adjusted EBITDA [2]	$	40,021	$	37,811	$ 110,113	$	105,287
Adjusted EBITDA reconciliation:							
Consolidated net income attributable to common stockholders:	$	5,359	$	23,044	$ 8,846	$	24,079
Interest income		(45)		(33)	(131)		(194)
Interest expense		21,589		18,987	65,743		57,423
Provision for (benefit from) income taxes		6,535		(8,173)	8,342		(10,914)
Depreciation and amortization		2,593		8,333	14,451		24,869
EBITDA	$	36,031	$	42,158	$ 97,251	$	95,263
Stock-based compensation		1,881		1,134	2,592		3,635
Gain on retirement of debt		-		(120)	-		(985)
Other income, net		(1,299)		(1,935)	(4,669)		(5,850)
Noncontrolling interest in income of subsidiaries		328		331	999		670
Employment Agreement Award, incentive plan award expenses and other compensation		860		(6,355)	3,576		(2,481)
Contingent consideration from acquisition		53		265	219		1,715
Severance-related costs		358		622	1,178		1,621
Cost method investment income from MGM National Harbor		1,809		1,711	5,167		5,143
Impairment of long-lived assets		-		-	3,800		6,556
Adjusted EBITDA	$	40,021	$	37,811	$ 110,113	$	105,287

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	September 30, 2019	December 31, 2018
	(unaudited)	
	(in thousands)	
SELECTED BALANCE SHEET DATA:		
Cash and cash equivalents and restricted cash	$ 31,903	$ 15,890
Intangible assets, net	889,724	916,824
Total assets	1,261,501	1,237,409
Total debt (including current portion, net of original issue discount and issuance costs)	879,170	912,463
Total liabilities	1,062,573	1,052,036
Total stockholders' equity	189,681	175,141
Redeemable noncontrolling interest	9,247	10,232

	September 30, 2019	Applicable Interest Rate
	(in thousands)	
SELECTED LEVERAGE DATA:		
2017 Credit Facility, net of original issue discount and issuance costs of approximately $6.1 million (subject to variable rates) *(a)*	$ 315,739	6.12%
7.375% senior secured notes due April 2022, net of original issue discount and issuance costs of approximately $2.9 million (fixed rate)	347,351	7.375%
2018 Credit Facility, net of original issue discount and issuance costs of approximately $4.2 million (fixed rate)	166,755	12.875%
MGM National Harbor Loan, net of original issue discount and issuance costs of approximately $2.4 million (fixed rate)	49,325	11.00%
Asset-backed credit facility (subject to variable rates) (a)	-	0.00%

(a) Subject to variable Libor or Prime plus a spread that is incorporated into the applicable interest rate set forth above.

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements represent management's current expectations and are based upon information available to Urban One at the time of this release. These forward-looking statements involve known and unknown risks, uncertainties and other factors, some of which are beyond Urban One's control, that may cause the actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially are described in Urban One's reports on Forms 10-K, 10-Q, 10-Q/A, 8-K and other filings with the Securities and Exchange Commission (the "SEC"). Urban One does not undertake any duty to update any forward-looking statements.

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Net revenue consists of gross revenue, net of local and national agency and outside sales representative commissions. Agency and outside sales representative commissions are calculated based on a stated percentage applied to gross billing.

	Three Months Ended September 30,			
	2019	2018	$ Change	% Change
	(Unaudited) (in thousands)			
Net Revenue:				
Radio Advertising	$ 50,813	$ 51,293	$ (480)	-0.9%
Political Advertising	300	917	(617)	-67.3%
Digital Advertising	8,171	8,734	(563)	-6.4%
Cable Television Advertising	20,649	19,157	1,492	7.8%
Cable Television Affiliate Fees	25,330	26,244	(914)	-3.5%
Event Revenues & Other	5,792	4,385	1,407	32.1%
Net Revenue (as reported)	$ 111,055	$ 110,730	$ 325	0.3%

Net revenue increased to approximately $111.1 million for the quarter ended September 30, 2019, from approximately $110.7 million for the same period in 2018. Net revenues from our radio broadcasting segment increased 1.1% compared to the same period in 2018. We experienced net revenue declines most significantly in our Detroit and Indianapolis markets, with our Atlanta, Baltimore, Charlotte, Raleigh, St. Louis, and Washington DC markets experiencing the most significant growth for the quarter. As previously announced, we sold our Detroit WDMK-FM station as of August 31, 2019 and we sold our Detroit WPZR-FM station as of August 8, 2018. We recognized approximately $46.0 million of revenue from our cable television segment during the three months ended September 30, 2019, compared to approximately $45.4 million for the same period in 2018, with an increase primarily in advertising sales, which was partially offset by a decline in affiliate sales. Net revenue from our Reach Media segment increased marginally for the quarter ended September 30, 2019, compared to the same period in 2018. The Tom Joyner One More Time Experience, a multi-city tour event for 2019 added revenue for the quarter. Finally, net revenues for our digital segment decreased 6.6% for the three months ended September 30, 2019, compared to the same period in 2018, primarily due to decreases in direct revenues.

Operating expenses, excluding depreciation and amortization, stock-based compensation and impairment of long-lived assets, increased to approximately $74.1 million for the quarter ended September 30, 2019, up 7.2% from the approximately $69.2 million incurred for the comparable quarter in 2018. The overall operating expense increase was driven primarily by higher corporate selling, general and administrative expenses, which was partially offset by lower programming and technical expenses as well as lower selling, general and administrative expenses. The increase in corporate expenses was primarily due to a change in methodology used in calculating the fair value of the Company's Employment Agreement Award liability. The revised methodology resulted in a one-time reduction of approximately $6.6 million during the quarter ended September 30, 2018 to reflect this change in estimate.

Depreciation and amortization expense decreased to approximately $2.6 million for the quarter ended September 30, 2019, compared to approximately $8.3 million for the quarter ended September 30, 2018. The decrease in expense is due to the mix of assets approaching or near the end of their useful lives, most notably the Company's affiliate agreements.

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Interest expense increased to approximately $21.6 million for the quarter ended September 30, 2019, compared to approximately $19.0 million for the same period in 2018. During the quarter ended September 30, 2019, the Company recorded interest expense of approximately $1.3 million on its operating leases as a result of adopting ASC 842 on January 1, 2019. The Company made cash interest payments of approximately $11.7 million on its outstanding debt for the quarter September 30, 2019, compared to cash interest payments of approximately $17.5 million on its outstanding debt for the quarter ended September 30, 2018. On December 20, 2018, the Company closed on a new $192.0 million unsecured credit facility (the "2018 Credit Facility") and a new $50.0 million loan secured by its interest in the MGM National Harbor Casino (the "MGM National Harbor Loan"). As of September 30, 2019, the Company did not have any borrowings outstanding on its ABL Facility.

The gain on retirement of debt of $120,000 for the quarter ended September 30, 2018, was due to the redemption of approximately $5.0 million of our 2020 Notes at a discount.

The increase in stock-based compensation for the three months ended September 30, 2019, compared to the same period in 2018, is primarily due to grants and vesting of stock awards for certain executive officers and other management personnel.

For the three months ended September 30, 2019, we recorded a provision for income taxes of approximately $6.5 million on pre-tax income from continuing operations of approximately $12.2 million, which results in a tax rate of 53.5%. This tax rate is based on an estimated annual effective tax rate of 35.5%, and discrete tax provision adjustments of approximately $1.9 million related to provision to return adjustments and legislative changes. For the three months ended September 30, 2018, we recorded a benefit from income taxes of approximately $8.2 million on pre-tax income from continuing operations of approximately $15.2 million, which resulted in an effective tax rate of (53.8)%. This tax rate is based on an estimated annual effective tax rate of (66.1)% and discrete tax provision adjustments of approximately $2.3 million related to state rate and legislative changes. The Company received a net tax refund of $16,000 and paid $48,000 in taxes for the quarters ended September 30, 2019 and 2018, respectively.

Other income, net, was approximately $1.3 million and $1.9 million for the quarters ended September 30, 2019 and 2018, respectively. For the three months ended September 30, 2019 and 2018, the Company recognized approximately $1.8 million and $1.7 million, respectively, of cost method investment income from its MGM investment.

The decrease in noncontrolling interests in income of subsidiaries was due primarily to lower net income recognized by Reach Media during the three months ended September 30, 2019, compared to the same period in 2018.

Other pertinent financial information includes capital expenditures of approximately $1.8 million and $1.6 million for the quarters ended September 30, 2019 and 2018, respectively.

During the three months ended September 30, 2019, the Company repurchased 6,345 shares of Class A common stock in the amount of $14,000 and repurchased 448,742 shares of Class D common stock in the amount of $975,000. During the three months ended September 30, 2018, the Company repurchased 3,928 shares of Class A common stock in the amount of $9,000 and repurchased 702,282 shares of Class D common stock in the amount of approximately $1.5 million.

The Company, in connection with its 2009 stock plan, is authorized to purchase shares of Class D common stock to satisfy employee tax obligations in connection with the vesting of share grants under the plan. During the three months ended September 30, 2019, the Company executed a Stock Vest Tax Repurchase of 13,264 shares of Class D Common Stock in the amount of $25,000. During the three months ended September 30, 2018, the Company executed a Stock Vest Tax Repurchase of 20,787 shares of Class D Common Stock in the amount of $44,000.

Supplemental Financial Information:

For comparative purposes, the following more detailed, unaudited statements of operations for the three and nine months ended September 30, 2019 and 2018 are included.

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	Three Months Ended September 30, 2019 (in thousands, unaudited)					
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 111,055	$ 46,467	$ 10,917	$ 8,170	$ 45,981	$ (480)
OPERATING EXPENSES:						
Programming and technical	30,389	9,707	4,070	2,899	14,153	(440)
Selling, general and administrative	35,862	18,960	4,411	4,549	8,048	(106)
Corporate selling, general and administrative	7,863	-	443	1	1,476	5,943
Stock-based compensation	1,881	262	12	11	-	1,596
Depreciation and amortization	2,593	791	60	474	953	315
Total operating expenses	78,588	29,720	8,996	7,934	24,630	7,308
Operating income (loss)	32,467	16,747	1,921	236	21,351	(7,788)
INTEREST INCOME	45	-	-	-	-	45
INTEREST EXPENSE	21,589	1,184	75	69	2,163	18,098
OTHER (INCOME) EXPENSE, net	(1,299)	515	-	-	-	(1,814)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	12,222	15,048	1,846	167	19,188	(24,027)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	6,535	3,869	485	(13)	4,892	(2,698)
CONSOLIDATED NET INCOME (LOSS)	5,687	11,179	1,361	180	14,296	(21,329)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	328	-	-	-	-	328
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 5,359	$ 11,179	$ 1,361	$ 180	$ 14,296	$ (21,657)
Adjusted EBITDA[2]	$ 40,021	$ 17,963	$ 1,993	$ 780	$ 22,345	$ (3,060)

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		Three Months Ended September 30, 2018 (in thousands, unaudited)				
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 110,730	$ 45,958	$ 10,822	$ 8,749	$ 45,401	$ (200)
OPERATING EXPENSES:						
Programming and technical	30,952	10,327	4,266	3,423	13,056	(120)
Selling, general and administrative	36,364	18,880	3,607	5,928	8,028	(79)
Corporate selling, general and administrative	1,846	-	855	-	1,704	(713)
Stock-based compensation	1,134	166	12	12	7	937
Depreciation and amortization	8,333	872	63	482	6,577	339
Total operating expenses	78,629	30,245	8,803	9,845	29,372	364
Operating income (loss)	32,101	15,713	2,019	(1,096)	16,029	(564)
INTEREST INCOME	33	-	-	-	-	33
INTEREST EXPENSE	18,987	337	-	-	1,919	16,731
GAIN ON RETIREMENT OF DEBT	(120)	-	-	-	-	(120)
OTHER INCOME, net	(1,935)	(204)	-	-	(2)	(1,729)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	15,202	15,580	2,019	(1,096)	14,112	(15,413)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(8,173)	3,586	458	117	3,534	(15,868)
CONSOLIDATED NET INCOME (LOSS)	23,375	11,994	1,561	(1,213)	10,578	455
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	331	-	-	-	-	331
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 23,044	$ 11,994	$ 1,561	$ (1,213)	$ 10,578	$ 124
Adjusted EBITDA[2]	$ 37,811	$ 16,854	$ 2,107	$ (110)	$ 22,935	$ (3,975)

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| | Nine Months Ended September 30, 2019 | | | | | |
| | (in thousands, unaudited) | | | | | |
	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 331,075	$ 132,528	$ 36,660	$ 23,280	$ 140,234	$ (1,627)
OPERATING EXPENSES:						
Programming and technical	91,816	29,527	12,150	8,438	43,058	(1,357)
Selling, general and administrative	113,620	56,603	16,712	13,620	26,856	(171)
Corporate selling, general and administrative	25,666	-	1,834	2	4,617	19,213
Stock-based compensation	2,592	450	31	39	9	2,063
Depreciation and amortization	14,451	2,510	178	1,395	9,430	938
Impairment of long-lived assets	3,800	3,800	-	-	-	-
Total operating expenses	251,945	92,890	30,905	23,494	83,970	20,686
Operating income (loss)	79,130	39,638	5,755	(214)	56,264	(22,313)
INTEREST INCOME	131	-	-	-	-	131
INTEREST EXPENSE	65,743	3,574	229	211	6,500	55,229
OTHER (INCOME) EXPENSE, net	(4,669)	517	-	-	-	(5,186)
Income (loss) before provision for (benefit from) income taxes and noncontrolling interest in income of subsidiaries	18,187	35,547	5,526	(425)	49,764	(72,225)
PROVISION FOR (BENEFIT FROM) INCOME TAXES	8,342	9,121	1,343	(10)	12,559	(14,671)
CONSOLIDATED NET INCOME (LOSS)	9,845	26,426	4,183	(415)	37,205	(57,554)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	999	-	-	-	-	999
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 8,846	$ 26,426	$ 4,183	$ (415)	$ 37,205	$ (58,553)
Adjusted EBITDA[2]	$ 110,113	$ 46,863	$ 5,982	$ 1,670	$ 65,869	$ (10,271)

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	Consolidated	Radio Broadcasting	Reach Media	Digital	Cable Television	Corporate/ Eliminations
			Nine Months Ended September 30, 2018			
			(in thousands, unaudited)			
STATEMENT OF OPERATIONS:						
NET REVENUE	$ 325,557	$ 131,924	$ 33,721	$ 23,454	$ 138,414	$ (1,956)
OPERATING EXPENSES:						
Programming and technical	93,474	29,839	12,801	10,256	40,962	(384)
Selling, general and administrative	111,831	55,272	14,462	18,485	25,201	(1,589)
Corporate selling, general and administrative	20,963	-	2,396	5	5,900	12,662
Stock-based compensation	3,635	477	41	84	9	3,024
Depreciation and amortization	24,869	2,590	189	1,435	19,690	965
Impairment of long-lived assets	6,556	6,556	-	-	-	-
Total operating expenses	261,328	94,734	29,889	30,265	91,762	14,678
Operating income (loss)	64,229	37,190	3,832	(6,811)	46,652	(16,634)
INTEREST INCOME	194	-	-	-	-	194
INTEREST EXPENSE	57,423	1,026	-	-	5,756	50,641
GAIN ON RETIREMENT OF DEBT	(985)	-	-	-	-	(985)
OTHER INCOME, net	(5,850)	(642)	-	-	(2)	(5,206)
Income (loss) before (benefit from) provision for income taxes and noncontrolling interest in income of subsidiaries	13,835	36,806	3,832	(6,811)	40,898	(60,890)
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(10,914)	8,749	940	(630)	10,141	(30,114)
CONSOLIDATED NET INCOME (LOSS)	24,749	28,057	2,892	(6,181)	30,757	(30,776)
NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	670	-	-	-	-	670
NET INCOME (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ 24,079	$ 28,057	$ 2,892	$ (6,181)	$ 30,757	$ (31,446)
Adjusted EBITDA[2]	$ 105,287	$ 47,279	$ 4,075	$ (3,242)	$ 67,857	$ (10,682)

-MORE-

Urban One, Inc. will hold a conference call to discuss its results for the third fiscal quarter of 2019. The conference call is scheduled for Thursday, November 07, 2019 at 10:00 a.m. EST. To participate on this call, U.S. callers may dial toll-free 1-800-230-1096; international callers may dial direct (+1) 612-288-0337.

A replay of the conference call will be available from 12:00 p.m. EST November 07, 2019 until 11:59 p.m. EST November 14, 2019. Callers may access the replay by calling 1-800-475-6701; international callers may dial direct (+1) 320-365-3844. The replay Access Code is 472686.

Access to live audio and a replay of the conference call will also be available on Urban One's corporate website at www.urban1.com. The replay will be made available on the website for seven days after the call.

Urban One, Inc. (urban1.com), together with its subsidiaries, is the largest diversified media company that primarily targets Black Americans and urban consumers in the United States. The Company owns **TV One, LLC** (tvone.tv), a television network serving more than 59 million households, offering a broad range of original programming, classic series and movies designed to entertain, inform and inspire a diverse audience of adult Black viewers. As one of the nation's largest radio broadcasting companies, **Urban One** currently owns and/or operates 58 broadcast stations (including all HD stations, translator stations and the low power television station we operate) branded under the tradename "Radio One" in 15 urban markets in the United States. Through its controlling interest in **Reach Media, Inc**. (blackamericaweb.com), the Company also operates syndicated programming including *the Tom Joyner Morning Show, the Rickey Smiley Morning Show, the Russ Parr Morning Show and the DL Hughley Show.* In addition to its radio and television broadcast assets, Urban One owns **iOne Digital** (ionedigital.com), our wholly owned digital platform serving the African-American community through social content, news, information, and entertainment websites, including its Cassius, Bossip, HipHopWired and MadameNoire digital platforms and brands. We also have invested in a minority ownership interest in MGM National Harbor, a gaming resort located in Prince George's County, Maryland. Through our national multi-media operations, we provide advertisers with a unique and powerful delivery mechanism to the African-American and urban audiences.

Notes:

1 "Broadcast and digital operating income" consists of net (loss) income before depreciation and amortization, corporate selling, general and administrative expenses, stock-based compensation, income taxes, noncontrolling interest in income (loss) of subsidiaries, interest expense, impairment of long-lived assets, other (income) expense, loss (gain) on retirement of debt, gain on sale-leaseback and interest income. Broadcast and digital operating income is not a measure of financial performance under generally accepted accounting principles. Nevertheless, broadcast and digital operating income is a significant measure used by our management to evaluate the operating performance of our core operating segments because broadcast and digital operating income provides helpful information about our results of operations apart from expenses associated with our fixed assets and long-lived intangible assets, income taxes, investments, debt financings and retirements, overhead, stock-based compensation, impairment charges, and asset sales. Our measure of broadcast and digital operating income is similar to industry use of station operating income; however, it reflects our more diverse business and therefore is not completely analogous to "station operating income" or other similarly titled measures used by other companies. Broadcast and digital operating income does not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance. A reconciliation of net income (loss) to broadcast and digital operating income has been provided in this release.

2 "Adjusted EBITDA" consists of net loss plus (1) depreciation, amortization, income taxes, interest expense, noncontrolling interest in (loss) income of subsidiaries, impairment of long-lived assets, stock-based compensation, (gain) loss on retirement of debt, gain on sale-leaseback, Employment Agreement and incentive plan award expenses and other compensation, contingent consideration from acquisition, severance-related costs, cost investment income, less (2) other income and interest income. Net income before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as "EBITDA." Adjusted EBITDA and EBITDA are not measures of financial performance under generally accepted accounting principles. However, we believe Adjusted EBITDA is often a useful measure of a company's operating performance and is a significant measure used by our management to evaluate the operating performance of our business because Adjusted EBITDA excludes charges for depreciation, amortization and interest expense that have resulted from our acquisitions and debt financing, our taxes, impairment charges, and gain on retirements of debt. Accordingly, we believe that Adjusted EBITDA provides useful information about the operating performance of our business, apart from the expenses associated with our fixed assets and long-lived intangible assets or capital structure. EBITDA is frequently used as one of the measures for comparing businesses in the broadcasting industry, although our measure of Adjusted EBITDA may not be comparable to similarly titled measures of other companies, including, but not limited to the fact that our definition includes the results of all four segments (radio broadcasting, Reach Media, digital and cable television). Adjusted EBITDA and EBITDA do not purport to represent operating income or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as alternatives to those measurements as an indicator of our performance. A reconciliation of net income (loss) to EBITDA and Adjusted EBITDA has been provided in this release.

3 For the three months ended September 30, 2019 and 2018, Urban One had 44,315,077 and 45,128,341 shares of common stock outstanding on a weighted average basis (basic), respectively. For the nine months ended September 30, 2019 and 2018, Urban One had 44,912,673 and 45,946,820 shares of common stock outstanding on a weighted average basis (basic), respectively.

4 For the three months ended September 30, 2019 and 2018, Urban One had 46,118,702 and 47,462,358 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively. For the nine months ended September 30, 2019 and 2018, Urban One had 46,965,245 and 48,376,362 shares of common stock outstanding on a weighted average basis (fully diluted for outstanding stock awards), respectively.